06005299

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2006
WASH, D.C.
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **HARRISdirect LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center **501 Plaza II**
(No. and Street)

Jersey City	**New Jersey**	**7311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth **312-461-5539**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

HARRISdirect LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Michael J. Smyth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to HARRISdirect LLC (the "Company") as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   Date 2/21/2006

Chief Financial Officer
Title

Sheryl Walker
Notary Public

OFFICIAL SEAL
SHERYL WALKER
Notary Public - State of Illinois
My Commission Expires Aug 10, 2008

Notary Public

HARRISdirect LLC
(SEC I.D. No. 8-49730)

Statement of Financial Condition as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of HARRISdirect LLC:

We have audited the accompanying statement of financial condition of HARRISdirect LLC, (the "Company"), as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of HARRISdirect LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

HARRISdirect LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$ 3,168
Securities purchased under agreements to resell	27,066
Receivables from clearing broker dealer and clearing organizations, net of allowance of $413	2,162
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $5,200	951
Intangible assets, net of accumulated amortization of $3,044	153,356
Goodwill	541,363
Accounts receivable from affiliate	5,263
Accounts receivable and other assets	8,569
TOTAL	$ 741,898

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued compensation and related benefits	$ 7,160
Accounts payable to affiliates	611
Accounts payable and other liabilities	10,416
Total liabilities	18,187
COMMITMENTS AND CONTINGENCIES (Note 3)	
MEMBER'S EQUITY	723,711
TOTAL	$ 741,898

See notes to statement of financial condition.

HARRISdirect LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation—HARRISdirect LLC (the "Company") is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is in the business of providing brokerage services for retail customers, principally through online systems. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis. Under the agreement, the clearing broker provides the Company with certain back office support and clearing services on all principal exchanges. The Company offers to its customers a wide variety of investment research, news, quotes, charts, and other tools.

On October 6, 2005 E*TRADE FINANCIAL Corp. ("E*TRADE" or "the Parent") acquired 100% of the member interests of the Company from Harris Financial Corp. ("the former Parent") for $700,000,000 in cash. The acquisition was accounted for under the purchase method of accounting.

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Material estimates for which a change is reasonably possible in the near-term include: the estimated useful lives of the intangible assets and the estimation for possible losses from litigation contingencies. Actual results could differ from management's estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Securities Purchased Under Agreements to Resell—Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. The Company monitors the market value of the underlying securities relative to the amounts due under the agreements and, when necessary, requires prompt transfer of additional collateral or a reduction in the principal amounts loaned under the resale agreements in order to maintain contractual margin protection.

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Receivables From Clearing Broker-Dealer and Clearing Organizations—Receivables from clearing broker-dealer and clearing organizations consists of a cash deposit of $250,000, revenues earned net of expenses incurred from customer transactions conducted through the clearing broker which are settled on a net basis, and net of an estimated allowance for doubtful accounts. The allowance for doubtful accounts balance approximates the total amount of customer unsecured debit balances outstanding more than three months. Additionally, the receivable includes deposits held by the clearing organization.

Furniture, Equipment and Leasehold Improvements—Furniture and leasehold improvements are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets ranging from three to ten years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets—Goodwill and intangible assets, represent the excess of the purchase price over the fair value of net assets acquired through the Company's acquisition by E*TRADE. Intangible assets primarily relate to customer relationships which are amortized using accelerated methods over 19 years. The Company reviews intangible assets and goodwill on a quarterly basis for indicators of impairment.

Estimated Fair-Value of Financial Instruments—The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Share-Based Payments—Effective October 6, 2005, the Parent early adopted SFAS No. 123(R), *Share-Based Payment* and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans.

Under this transition method, compensation cost in 2005 includes the portion of options and awards vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* and (2) all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost for options granted on or after July 1, 2005 is recognized on a straight-line basis over the vesting period using an estimated forfeiture rate.

Income Taxes—Prior to October 6, 2005, the Company was a Delaware limited liability company which elected, for federal and state tax purposes, to be taxed as a corporation and was included in the consolidated federal income tax return which includes the former Parent and affiliates. Under the terms of a tax sharing agreement between the Company, former Parent and affiliates, the Company recorded provisions for income taxes pursuant to SFAS 109, *Accounting for Income Taxes*, as if it were a separate company and received payments associated with current federal tax losses. The Company filed separate tax returns in certain states as well as consolidated tax returns in other states.

In connection with the Company's acquisition by E*TRADE, the Company withdrew its previous election to be taxed as a corporation, effective October 6, 2005. Accordingly, the Company's operations are not subject to federal or state income tax on its operations effective October 6, 2005 since any taxable income or loss is allocated to its members for inclusion in the member's respective tax return. As a result, the Company no longer records current or deferred federal or state income tax to the extent such amounts are reportable by E*TRADE, since E*TRADE will include the income or loss from the Company's operations in its tax returns. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a limited liability company.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and

reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company will adopt SFAS No. 154, as applicable, beginning in 2006.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under non-cancelable operating lease agreements which expire at various dates through 2009. Certain leases contain renewal options and provisions for rent escalations based on increase in costs incurred by the lessor. Minimum required rental payments under these lease obligations, including taxes and operating expenses, are as follows:

Years Ending December 31,	
2006	$ 2,400,000
2007	1,422,000
2008	1,465,000
2009	1,298,000
2010	551,000
Thereafter	2,910,000
Total	$ 10,046,000

The Company has legal contingencies in the amount of $300,000 at December 31, 2005 in matters arising out of its activities as a broker-dealer in securities. This contingency is included in the accounts payable and accrued expenses on the statement of financial condition.

5. FURNITURE AND LEASEHOLD IMPROVEMENTS

At December 31, 2005, fixed assets consist of the following:

	Estimated useful life, in years	Cost	Accumulated depreciation/ amortization	Net book value
Furniture	5	$ 437,695	$ (325,327)	$ 112,368
Leasehold improvements	7-10	5,713,815	(4,874,639)	839,176
		$ 6,151,510	$ (5,199,966)	$ 951,544

6. INTANGIBLE ASSETS

At December 31, 2005, the Company held acquired identifiable intangible assets with definite lives of $153,356,000 (net of accumulated amortization expense of $3,044,000). Assuming no future impairment of these assets, annual amortization expense will be as follows:

Year ending December 31,	
2006	$ 12,457,000
2007	11,804,000
2008	11,062,000
2009	10,073,000
2010	9,582,000
Thereafter	98,378,000
	$ 153,356,000

7. RELATED PARTY TRANSACTIONS

Prior to the October 6, 2005 and the acquisition by E*TRADE, the Company shared personnel, office space, and equipment with the former Parent. Expenses and costs were allocated based on an internal cost allocation methodology. In accordance with NASD Notice to Members 03-63 *(Expense Sharing Agreements)*, expenses were allocated to the Company for services provided by the former Parent.

At December 31, 2005, other assets include $5,263,000 in receivables from affiliates and $611,000 in amounts payable to affiliates. The receivables and payables result primarily from reimbursements for payroll and other services.

8. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company participates in the Parent's 401(k) salary deferral program for eligible employees who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Employee Stock Option Plans

The Company participates in the Parent's 2005 Stock Incentive Plan (the "2005 Plan"), which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Company's common stock at a price determined by the Parent's Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero-coupon with a

remaining term approximating of the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

	Year Ended December 31, 2005
Expected volatility	33.2%
Expected term (years)	5.19
Risk-free interest rate	4.00%
Dividend yield	—

The weighted-average fair values of options granted were $6.29 for 2005. Intrinsic value of options exercised was $4,000.

A summary of option activity under the 2005 Plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2004:	6,000	$ 14.56		
Granted	12,000	$ 17.17		
Exercised	(1,000)	$ 9.41		
Canceled	(14,000)	$ 16.65		
Outstanding at December 31, 2005:	3,000	$ 17.17	9.77	6,000
Exercisable at December 31, 2005:	0	$ 0	0	$ 0

At December 31, 2005, there was no fair value of shares vested.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker makes loans to the Company's customers which are collateralized by customer securities. The clearing broker extends credit for the customer margin accounts introduced by the Company. In permitting the customers to purchase securities on margin, the clearing broker is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing broker. The Company's agreement with the clearing broker requires the Company to reimburse the clearing broker for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The

Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

10. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's *Uniform Net Capital Rule* (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. As a broker-dealer who does not carry customer accounts, under the alternative method permitted by this rule, the Company's required net capital shall not be less than $250,000. At December 31, 2005, the Company's net capital of $16,408,000 was in excess of the minimum requirement by $16,158,000.

11. SUBSEQUENT EVENTS

On January 14, 2006 the Company converted substantially all of its customers' assets from clearing broker to E*Trade Clearing Corp.

On February 24, 2006, the Company notified the National Association of Securities Dealers ("NASD") of its intent to distribute $10 million of the Company's excess net capital to E*TRADE Brokerage Holdings, Inc., an affiliated company, on February 28, 2006.

******

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 27, 2006

HARRISdirect LLC
Harborside Financial Center – 501 Plaza II
Jersey City, NJ 07311

To the Member of
HARRISdirect LLC:

In planning and performing our audit of the financial statements of HARRISdirect LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP